SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  Schedule 13D**

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)*

                              The Loewen Group Inc.
                                 (Name of Issuer)

                           Common Shares, No Par Value
                          (Title of Class of Securities)

                                    54042L10#
                                  (Cusip Number)

                                 W. Robert Cotham
                           201 Main Street, Suite 2600
                             Fort Worth, Texas 76102
                                  (817) 390-8400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 17, 1998
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 7,260,167 shares, which constitutes approximately 9.8% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 74,053,838 shares outstanding.
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1.   Name of Reporting Person:

     TMI-FW, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /
3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 7,260,167 (1) (2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 4,577,375 (1)(2)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     7,260,167 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 9.8%


14.  Type of Reporting Person: CO

----------
(1)  Power is exercised through its President, Thomas M. Taylor.
(2) The shares were purchased by Ontario Teachers' Pension Plan Board and Tundra Investors, L.P. TMI-FW, Inc. has sole voting power over 7,260,167 of these shares and sole voting and dispositive power over 3,923,460 of these shares pursuant to an account management agreement with Ontario Teachers' Pension Plan Board and sole voting and dispositive power over 653,915 of these shares pursuant to an account management agreement with Tundra Investors, L.P. Accordingly, Ontario Teachers' Pension Plan Board has no beneficial ownership over 3,923,460 of such shares and Tundra Investors, L.P. has no beneficial ownership over any of the 653,915 shares held in its account with TMI-FW, Inc.
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1.   Name of Reporting Person:

     Ontario Teachers' Pension Plan Board

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: 00-Other

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Ontario, Canada


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,682,792 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,682,792

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /

13.  Percent of Class Represented by Amount in Row (11): 3.6%


14.  Type of Reporting Person: CO

----------
(1) Pursuant to an account management agreement with TMI-FW, Inc., TMI-FW, Inc. has sole voting power over these shares.
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     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and
Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated July 23, 1998, as amended by Amendment No. 1 dated September 1, 1998, as amended by Amendment No. 2 dated October 8, 1998, as amended by Amendment No. 3 dated December 1, 1998 (the "Schedule 13D"), relating to the Common Stock, no par value (the "Stock"), of The Loewen Group Inc. Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby amended and restated in its entirety as follows:

     The source and amount of the funds used or to be used by the Reporting Persons to purchase shares of the Stock are as follows:

REPORTING PERSON       SOURCE OF FUNDS        AMOUNT OF FUNDS

       TMI             Not Applicable (1)     Not Applicable (1)

       Teachers        Pension Fund Assets    $138,762,035.99(2)

       (1) TMI has not expended any of its funds for purchases of the shares of Stock reported herein. 653,915 shares of the Stock were purchased on behalf of Tundra Investors, L.P. ("Tundra") and are held in an account managed by TMI (the "Tundra Account") over which TMI has sole dispositive and sole voting power pursuant to an account management agreement with Tundra. TMI expended $11,899,125.68 of Tundra's partnership contributions to purchase such shares, which represents the U.S. dollar equivalent as of the date of each purchase.

       (2) This figure represents the total amount expended by Teachers for all purchases of shares of the Stock, including those held in an account managed by TMI on behalf of Teachers (the "Teachers Account") in which TMI has sole beneficial ownership pursuant to an account management agreement with Teachers. For shares purchased directly by Teachers through July 22, 1998, Canadian dollars are converted to U.S. dollars based on the exchange rate for July 22, 1998 (1.4952); for shares purchased directly by Teachers after July 22, 1998, Canadian dollars are converted to U.S. dollars based on the exchange rate in effect on the date of the purchase. For shares purchased by TMI for the Teachers Account, Canadian dollars are converted to U.S. dollars based on the exchange rate in effect for the date of the purchase.

Item 4.                 PURPOSE OF TRANSACTION

       Item 4 is hereby amended by adding at the end thereof the following:

       As previously announced by the Issuer, Thomas M. Taylor is joining the Issuer's Board of Directors. In addition, the Reporting Persons have agreed not to call a special shareholders' meeting or participate in any proxy solicitation during the period ending on the next business day following the Issuer's Annual General Meeting of Shareholders in 1999.

       The foregoing description of such agreement is qualified in its entirety by reference to the agreement, a copy of which is attached hereto as Exhibit 99.2.

       Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

       Item 5 is hereby amended and restated in its entirety as follows:

       (a)

Reporting Persons

       TMI

       Pursuant to an account management agreement with Teachers, the aggregate number of shares that TMI owns beneficially, pursuant to Rule 13d-3 of the Act, is 6,606,252. Pursuant to an account management agreement with Tundra, the aggregate number of shares that TMI owns beneficially, pursuant to Rule 13d-3 of the Act, is 653,915, which, together with the 6,606,252 shares it owns beneficially pursuant to the account management agreement with Teachers, constitutes approximately 9.8% of the outstanding shares of the Stock.

       Teachers

       The aggregate number of shares of the Stock that Teachers owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,682,792, which constitutes approximately 3.6% of the outstanding shares of the Stock.

Controlling Person

       TMT

       Because of his position as the President and sole stockholder of TMI, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 7,260,167 shares of the Stock, which constitutes approximately 9.8% of the outstanding shares of the Stock.

       To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

       (b)

Reporting Persons

       TMI

       Pursuant to an account management agreement with Teachers, and acting through its President and sole stockholder, TMT, TMI has the sole power to vote or to direct the vote of 6,606,252 shares of the Stock, and the sole power to dispose or to direct the disposition of 3,923,460 shares of the Stock. Pursuant to an account management agreement with Tundra, and acting through its President and sole stockholder, TMT, TMI has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 653,915 shares of the Stock.

       Teachers

       Teachers has the sole power to dispose or to direct the disposition of 2,682,792 shares of the Stock. Teachers has no power to vote or direct the vote of any shares of the Stock.

Controlling Person

       TMT

       As the President and sole stockholder of TMI, TMT has the sole power to vote or to direct the vote of 7,260,167 shares of the Stock and the sole power to dispose or to direct the disposition of 4,577,375 shares of the Stock.

       (c) Since the last 13D filing, the following Persons have purchased or sold shares of the Stock in transactions on the New York Stock Exchange, as follows:

                                  NO. OF SHARES        PRICE PER
PERSON                  DATE          PURCHASED OR SOLD        SHARE

Teachers(1)       12-02-98           142,800 (P)         $8.55
Tundra  (2)       12-02-98            23,800 (P)          8.55
Teachers(1)       12-04-98            44,668 (S)          8.51
Tundra  (2)       12-04-98            44,668 (P)          8.51

      (1) The shares were purchased on behalf of Teachers in the Teachers Account over which TMI has sole voting and dispositive power. Accordingly, Teachers has no beneficial ownership in any of such shares. Shares were purchased with Canadian or U.S. dollars. In the case of purchases in Canadian dollars, the price per share listed reflects the U.S. dollar equivalent on the date of the transaction.

      (2) The shares were purchased on behalf of Tundra in the Tundra Account over which TMI has sole voting and dispositive power. Accordingly, Tundra has no beneficial ownership in any of such shares. Shares were purchased with Canadian or U.S. dollars. In the case of purchases in Canadian dollars, the price per share listed reflects the U.S. dollar equivalent on the date of the transaction.

      Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in shares of the Stock since the last 13D filing.

      (d) Except as set forth herein, each of the Item 2 Persons affirms that no person other than such Item 2 Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Item 2 Person.

      (e)   Not Applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Item 6 is hereby amended and restated in its entirety as follows:

      The Reporting Persons have entered into the agreement described in Item 4, which description is hereby incorporated herein by this reference. Such description of such agreement is qualified in its entirety by reference to the agreement, a copy of which is attached hereto as Exhibit 99.2.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 99.1 --   Agreement and Power of Attorney pursuant to Rule
13d-1(k)(1)(iii), previously filed.

      Exhibit 99.2 --   Agreement between The Loewen Group Inc. and TMI-FW,
Inc. and Thomas M. Taylor., filed herewith.
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       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       DATED:      December 17, 1998


                                    TMI-FW, INC.



                                    By: /s/ W.R. Cotham
                                          W.R. Cotham,
                                          Vice President


                                    ONTARIO TEACHERS' PENSION PLAN BOARD,
                                    an Ontario, Canada corporation


                                    By: /s/ W.R. Cotham
                                          W.R. Cotham,
                                          Attorney-in-Fact for:

                                    CLAUDE LAMOUREUX (1)


(1) A Power of Attorney authorizing W.R. Cotham, et al., to act on behalf of Claude Lamoureux previously has been filed with the Securities and Exchange Commission.
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                          EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

  99.1 Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii), previously filed

  99.2 Agreement between The Loewen Group Inc. and TMI-FW, Inc. and Thomas M. Taylor, filed herewith
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